Exhibit 99.3

01P3BD 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual Meeting of the Shareholders of AltaGas Ltd. to be held on Friday, April 30, 2021 This Form of Proxy is solicited by and on behalf of Management of AltaGas Ltd. .. • Go to the following web site: www.investorvote.com To Vote Using the Internet .. • Call the number listed BELOW from a touch tone telephone. To Vote Using the Telephone .. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder of AltaGas, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you are appointing someone else to vote on your behalf at the meeting, please write the name of your chosen proxyholder in the space provided (see reverse) and follow the instructions below the box. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date the form was received by or on behalf of AltaGas. 5. The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter and the Management Nominees (see reverse) are appointed proxyholders, this proxy will be voted as recommended by Management. 6. The shares represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the documentation provided by Management, including the management information circular dated March 11, 2021. Notes to proxy • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Receive Documents Electronically • Smartphone? Scan the QR code to vote now. .. CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Proxies submitted must be received by 1:00 PM, MDT, on Wednesday, April 28, 2021 (or 48 hours before any adjournment of the meeting). To Virtually Attend the Meeting • You can attend the meeting virtually by visiting https://web.lumiagm.com/481690299. You or your duly appointed proxyholder will need a Control Number or username and the password “AltaGas2021” to ask questions and vote. Security Class Holder Account Number 123456789012345 1-866-732-VOTE (8683) Toll Free

312967 Fold Fold .. AR2 If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 01P3CF Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above and the Management Nominees are appointed proxyholders, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I / We, being shareholder(s) of AltaGas Ltd., hereby appoint: Randall L. Crawford, President and Chief Executive Officer, or failing this person, James Harbilas, Executive Vice President and Chief Financial Officer. OR As my/our proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of AltaGas Ltd. (the “Company”) to be held via live audio webcast online at https://web.lumiagm.com/481690299 (Password: “AltaGas2021”) on April 30, 2021 at 1:00 PM MDT and at any adjournment or postponement thereof (the “Meeting”). VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 2. Election of Directors Withhold For Withhold For Withhold For FOR all nominees listed below WITHHOLD FROM VOTING for all nominees listed below OR vote for individual nominees below 01. Victoria A. Calvert 02. David W. Cornhill 03. Randall L. Crawford 05. Robert B. Hodgins 06. Cynthia Johnston 07. Pentti O. Karkkainen 09. Terry D. McCallister 10. Linda G. Sullivan 11. Nancy G. Tower 1. Appointment of Auditors Appoint Ernst & Young LLP as auditors of the Company and authorize the directors of the Company to fix Ernst & Young LLP’s remuneration in that capacity. Withhold For 3. Executive Compensation Advisory vote to approve the Company’s approach to executive compensation, as described in the management information circular dated March 11, 2021. Against For 04. Jon-Al Duplantier 08. Phillip R. Knoll If completing the appointment box above, you MUST return your proxy by mail or by internet at www.investorvote.com and ALSO go to www.computershare.com/altagas and provide Computershare with the name and email address of the person you are appointing by 1:00 p.m. MDT on April 28, 2021. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the virtual meeting. This username will allow your proxyholder to log in, ask questions and vote in real- time at the virtual meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to ask questions or vote. ALAQ